SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.      )*

VirtualFund.com, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

517919 10 6

(CUSIP Number)

Edward M. Graca

3800 West 80th Street, Suite 190

Bloomington, Minnesota  55431

952-857-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517919 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward M. Graca

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,100 shares

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 3,000,100 shares

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,100 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

2

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 (the “Common Stock”), of VirtualFund.com, Inc., a Minnesota corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 13911 Ridgedale Drive, Suite 477, Minnetonka, Minnesota 55305.

Item 2.	Identity and Background
(a) The Reporting Person’s name is Edward M. Graca.
(b) The Reporting Person’s business address is 3800 West 80th Street, Suite 190, Bloomington, Minnesota 55431.

(c)    The Reporting Person is the President of Marquest Financial, Inc. (“Marquest”), a Minnesota corporation and a wholly-owned subsidiary of the Issuer.  Marquest’s principal business address is 3800 West 80th Street, Suite 190, Bloomington, Minnesota  55431.

(d) During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years the Reporting Person has not been a  party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 10, 2003, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer, the Issuer’s wholly-owned subsidiary, Marquest and the Reporting Person, the Reporting Person acquired an aggregate of 3,000,000 shares of Common Stock of the Issuer, at a purchase price of  $0.13 per share, in exchange for all of the Reporting Person’s shares of Marquest common stock.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities for investment purposes.  Prior to the merger of Marquest and the Issuer’s wholly-owned subsidiary (the “Merger”), the Issuer did not have an operating business.  As a result of the Merger, Marquest will continue to operate its business as a wholly-owned subsidiary of the Issuer.

Other than as reported in this Item 4, the Reporting Person currently has no present plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a) – (b)            The Reporting Person beneficially owns, and has the sole power to vote and dispose of, an aggregate of 3,000,100 shares of Common Stock of the Issuer, which constitutes approximately 14.8% of the issued and outstanding shares of Common Stock of the Issuer.

(c) On January 10, 2003, the Reporting Person acquired 3,000,000 shares of Common Stock of the Issuer pursuant to the Merger Agreement. The purchase price for such shares was $0.13 per share.
(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Agreement and Plan of Merger

3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2003
Date
/s/ Edward M. Graca
Signature

4

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of the January 10, 2003, by and among Marquest Financial, Inc. a Minnesota corporation (the “Company”), Edward M. Graca (the “Seller”), Marquest Financial Acquisition Corporation, a Minnesota corporation (the “Acquisition Sub”), and VirtualFund.com, Inc., a Minnesota corporation (the “Parent”):

WHEREAS, the Seller owns beneficially and of record all of the issued and outstanding shares of stock of the Company; and

WHEREAS, the Company conducts all of the mortgage brokerage business activities of the Seller and all similar businesses (the “Business”); and

WHEREAS, the Boards of Directors of the Parent and the Company each have determined that it is in the best interests of their respective companies and shareholders for the Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, simultaneously with the execution of this Agreement, the Seller, as sole shareholder of the Company, has approved this Agreement and the Merger (as defined in Section 1.1) of the Acquisition Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and upon the terms and subject to the conditions hereinafter set forth, the parties hereby agree as follows:

ARTICLE 1

Merger

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), the Acquisition Sub shall be merged with and into the Company in accordance with this Agreement and the relevant provisions of the Minnesota Business Corporation Act (the “MBCA”), and the separate existence of the Acquisition Sub shall cease (the “Merger”). The Company shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”).

1.2 Merger Consideration. The aggregate consideration (the “Merger Consideration”) for the Company Shares (as defined in Section 2.4(a)) shall consist of (a) 3,000,000 newly-issued shares of common stock of the Parent and (b) cash in the amount of $80,000. The Merger Consideration shall be paid on the Closing Date (as defined in Section 1.4).

1.3 Effective Time of the Merger. Upon the terms and subject to the conditions hereof, articles of merger (the “Articles of Merger”) providing for the Merger of the Acquisition Sub with and into the Company shall be duly prepared and executed by the Surviving Corporation and delivered to the Secretary of State of the State of Minnesota for filing on the Closing Date. The Merger shall become effective as of the date and at such time as the Articles of Merger are filed with the Secretary of State of the State of Minnesota or at such subsequent date or time as shall be agreed by the Company and the Parent and specified in the Articles of Merger and in accordance with the MBCA (the time the Merger becomes effective pursuant to the MBCA being referred to herein as the “Effective Time”).

1.4 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Articles 10 and 11 hereof, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Minneapolis, Minnesota time, on January 10, 2003, or such other date as may be specified by the parties, which shall be no later than two business days after the satisfaction or waiver of the conditions to Closing contained in Articles 10 and 11 hereof. The date and time at which the Closing occurs is referred to herein as the “Closing Date.”

ARTICLE 2

Effects of the Merger

2.1 Effects of the Merger. The Merger shall have the effects set forth in the MBCA, including Section 302A.641 of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the properties, rights, privileges, powers and franchises of the Company and the Acquisition Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and the Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation. As of the Effective Time the Surviving Corporation shall be a wholly owned subsidiary of the Parent. In the event that it is determined, at any time prior to or after the Closing, that any assets related to the Business or any contractual relationships related to the Business are owned or are in the name of any person or corporation other than the Company, this Agreement shall, at the sole and exclusive option of the Parent, be deemed an agreement to acquire such other corporations, assets or contracts without any additional consideration therefor.

2.2 Articles of Incorporation and Bylaws.

(a) The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with the terms thereof and with applicable laws.

(b) The Bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with the terms thereof and with applicable laws.

2.3 Directors and Officers.

(a) The directors of the Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until their successors shall have been duly elected or appointed and shall have qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their successors shall have been duly elected or appointed and shall have qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

2.4 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Acquisition Sub, the Company, the Seller or the holder of any of the following securities:

(a) Each issued and outstanding share of common stock of the Company (each, a “Company Share”) shall be converted into the right to receive three thousand (3,000) fully paid and non-assessable shares of Common Stock of the Parent (the “Parent Shares”) and Eighty and no/100 Dollars ($80.00) cash, i.e., an aggregate of 1,000 Company Shares shall be converted into the right to receive an aggregate of 3,000,000 Parent Shares and Eighty Thousand and no/100 Dollars ($80,000.00) cash.

(b) Each issued and outstanding share of the capital stock of the Acquisition Sub shall be converted into and become one fully paid and non-assessable share of Common Stock of the Surviving Corporation.

2.5 Tax Consequences. The parties intend that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the Code. The parties shall not take a position on any tax return or before any taxing authority that is inconsistent with this Section 2.5 unless otherwise required by a final and binding determination or resolution of a governmental body with appropriate jurisdiction, and each party agrees to promptly notify the other party of any assertion by a taxing authority of a position that is inconsistent with this Section 2.5. However, no party makes any representation or warranty to any other party that the Merger will qualify as a reorganization under the Code.

ARTICLE 3

Exchange of Shares

3.1 Exchange of Certificates. At the Effective Time, the Seller shall surrender to the Parent a certificate or certificates that immediately prior to the Effective Time represented the Company Shares, duly endorsed in blank for transfer or accompanied by duly executed stock powers assigning the Company Shares in blank, and the Parent shall deliver the Merger Consideration in accordance with Article 1.

3.2 Adjustments. If, between the date of this Agreement and the Effective Time, either the Company Shares or the Parent Shares shall have been exchanged into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, the number of Parent Shares into which the Company Shares will be converted in the Merger shall be correspondingly adjusted to eliminate the effects of such event.

ARTICLE 4

Representations and Warranties of the Parent and the Acquisition Sub

The Parent and the Acquisition Sub hereby make the following representations and warranties to the Seller and the Company, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any notice to the Seller or the Company and shall survive the Closing.

4.1 Organization and Standing. Each of the Parent and the Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has the corporate power and authority to own the Company Shares and to carry on the business of the Company as it is now being conducted and as proposed to be conducted by the Company between the date hereof and the Closing Date.

4.2 Authorization and Binding Obligation. Each of the Parent and the Acquisition Sub has all necessary power and authority to enter into and perform this Agreement and the transactions contemplated hereby, and to own the Company Shares and to carry on the business of the Company as it is now being conducted, and the execution, delivery and performance of this Agreement and the transactions contemplated hereby by the Parent and the Acquisition Sub have been duly and validly authorized by all necessary action on their part. This Agreement has been duly executed and delivered by the Parent and the Acquisition Sub, and this Agreement constitutes, and the other agreements to be executed by the Parent or the Acquisition Sub in connection herewith will constitute, the valid and binding obligation of the Parent or the Acquisition Sub, respectively, enforceable in accordance with their terms, except as limited by laws affecting the enforcement of creditors’ rights.

4.3 Litigation and Compliance With Law. There is no litigation, administrative, arbitration or other proceeding, or petition, complaint or, to the best of the Parent’s knowledge, investigation pending, or to the best of Parent’s knowledge, threatened before any court or governmental body, against the Parent or any of its affiliates that would adversely affect the Parent’s ability to perform its obligations pursuant to this Agreement or the agreements to be executed in connection herewith. To the best of the Parent’s knowledge, there is no violation of any law, regulation or ordinance or any other requirement of any governmental body or court which would have a material adverse effect on the Parent’s ability to perform its obligations pursuant to this Agreement or the agreements to be executed in connection herewith.

4.4 Investment Intent. The Parent is acquiring the Company Shares solely for its own account and not with a view to sale or distribution thereof in violation of any securities laws. The Parent acknowledges that the Company Shares are restricted securities under the Securities Act of 1933, as amended, and cannot be sold, transferred or conveyed without proper registration or an exemption from registration under the Securities Act of 1933, as amended.

4.5 Accuracy of Information. To the best of Parent’s knowledge, no written statement made by the Parent herein and no information provided by the Parent herein or in the documents, instruments or other written communications made or delivered directly by the Parent to the Seller in connection with the negotiations covering the purchase and sale of the Company Shares contains any material untrue statement of a material fact or omits a material fact necessary to make the statements contained therein or herein not materially misleading. To the extent that a representation or other information is made to the Parent’s knowledge or is otherwise qualified by its terms, this representation shall not be interpreted to expand such limitations or qualifications.

4.6 Stock Ownership. The Acquisition Sub is a wholly-owned subsidiary of the Parent, and the Parent owns one hundred percent (100%) of the authorized and issued capital stock of the Acquisition Sub.

4.7 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance of this Agreement by the Parent and the Acquisition Sub: (i) does not require the consent of any third party; (ii) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which the Parent or the Acquisition Sub is a party; and (iii) will not, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, instrument, license or permit to which the Parent or the Acquisition Sub is now subject.

ARTICLE 5

Representations and Warranties of the Seller

The Seller hereby makes the following representations and warranties to the Parent, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any notice to the Parent other than in the Disclosure Schedule attached hereto and hereby made a part hereof and shall survive the Closing as provided in Article 15 hereof.

5.1 No Other Interests. Other than through the Company, the Seller, directly or indirectly, individually or with others, does not own, manage, operate, control, participate in, perform consultation services for, and is not connected in any manner with the ownership, management, operation or control of any business similar to, or competitive with, the business of the Company or any of their affiliates or subsidiaries.  All activities of the Seller in the Business are conducted by the Company.  All income of the Seller generated from the conduct of the Business is generated by the Company.

5.2 Ownership of Company Shares: Title. The Seller is the owner of record and beneficially of all of the issued and outstanding Company Shares.  The Seller has not received any notice of any adverse claim to the ownership of the Company Shares, does not have any reason to know of any such adverse claim and is not aware of existing facts that would give rise to any adverse claim to the ownership of the Company Shares.  Upon the effectiveness of the Merger, the Parent shall acquire legal and valid title to the Company Shares, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”), other than Encumbrances created by the Parent and restrictions on resales of the Company Shares under applicable securities laws.

5.3 Authorization and Binding Obligation. The Seller has all power and authority to enter into and perform this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Seller, and this Agreement constitutes, and the other agreements to be executed by the Seller in connection herewith will constitute, the valid and binding obligation of the Seller, enforceable in accordance with their terms, except as limited by laws affecting the enforcement of creditor’s rights.

5.4 Investment Intent. The Seller is acquiring the Parent Shares solely for his own account and not with a view to sale or distribution thereof in violation of any securities laws. The Seller acknowledges that the Parent Shares are restricted securities under the Securities Act of 1933, as amended, and cannot be sold, transferred or conveyed without proper registration or an exemption from registration under the Securities Act of 1933, as amended.

5.5 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance of this Agreement by the Seller: (i) does not require the consent of any third party; (ii) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which the Seller is a party or by which he or the Company Shares are bound; (iii) will not, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, instrument, license or permit to which the Seller or the Company Shares are now subject; and (iv) will not result in the creation of any lien, charge or Encumbrance on any of the Company Shares.

5.6 Continuation of Company’s Business. Except as set forth on Schedule 5.6 to the Disclosure Schedule, the Seller does not know of any reason whatsoever why the consummation of the transactions contemplated hereby would adversely affect the Company’s enjoyment of all their material benefits, rights, title and interest under all of the Contracts (as defined below).

ARTICLE 6

Representations and Warranties of the Seller and the Company

The Seller and the Company, jointly and severally, hereby make the following representations and warranties to the Parent and the Acquisition Sub, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any notice to the Parent or the Acquisition Sub other than in the Disclosure Schedule and shall survive the Closing as provided in Article 15 hereof.

6.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted by the Company between the date hereof and the Closing Date. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification necessary. Schedule 6.1 of the Disclosure Schedule sets forth a complete and correct list of all jurisdictions in which the Company is incorporated and qualified or licensed to do business. The Seller has heretofore delivered to the Parent complete and correct copies of the Certificate of Incorporation and By-Laws (or other similar charter documents) of the Company.

6.2 Authorization and Binding Obligation. The Company has the corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby, and the Company’s execution, delivery and performance of this Agreement, and the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on their part.  This Agreement has been duly executed and delivered by the Company, and this Agreement constitutes, and the other agreements to be executed by the Company in connection herewith will constitute, the valid and binding obligation of the Company, enforceable in accordance with their terms, except as limited by laws affecting the enforcement of creditor’s rights.

6.3 Capitalization. The Company is authorized to issue up to fifty thousand (50,000) shares of capital stock. At the date of this Agreement, and immediately prior to the Effective Date, the number of shares of capital stock of the Company issued and outstanding is one thousand (1,000) shares, all of which are owned by the Seller.  All outstanding Company Shares have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights.  There is outstanding no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly: (i) calls for the issuance, sale, pledge or other disposition of any Company Shares or of any capital stock of the Company or any securities convertible into, or other rights to acquire, any such Company Shares or other capital stock of the Company; or (ii) obligates the Company or the Seller to grant, offer or enter into any of the foregoing; or (iii) relates to the voting or control of such Company Shares, capital stock, securities or rights.  No person has any right to require the Company to register any of its securities under the Securities Act of 1933, as amended.

6.4 Absence of Conflicting Agreements or Required Consents. Except as set forth in Schedule 6.10 of the Disclosure Schedule, the execution, delivery and performance of this Agreement by the Companies: (i) does not require the consent of any third party; (ii) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which the Company is a party; (iii) will not, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, instrument, license or permit to which the Company is now subject; and (iv) will not result in the creation of any lien, charge or Encumbrance on any of the Company Shares.

6.5 Government Authorizations. Schedule 6.5 of the Disclosure Schedule contains a true and complete list of all material licenses, permits or other authorizations from governmental and regulatory authorities which are required for the lawful conduct of the business and operations of the Company in the manner and to the full extent they are presently conducted.  The Company is the authorized legal holders of the licenses, permits and authorizations listed in Schedule 6.5 of the Disclosure Schedule, none of which is subject to any restrictions or condition which would limit in any material respect the full operation of the Company as now operated.

6.6 Subsidiaries. Except as set forth in Schedule 6.6 of the Disclosure Schedule, the Company does not own any equity ownership interest, directly or indirectly, in any person, corporation or other entity.

6.7 Taxes. The Company has filed all material federal, state, local and foreign income, franchise, sales, use, property, excise, payroll and other tax returns required by law and has paid all material taxes, estimated taxes, interest, assessments and penalties due and payable.  All material returns and forms which have been filed have been true and correct in all material respects, and no material tax or other payment in a material amount other than as shown on such returns and forms is required to be paid and has been paid by the Company.  Except as set forth in Schedule 6.7 of the Disclosure Schedule, there are no present disputes as to taxes of any nature payable by the Company.

6.8 Personal Property. Schedule 6.8 of the Disclosure Schedule contains a list of all material tangible personal property and assets owned or held by the Company (the “Personal Property”).  Except as disclosed in Schedule 6.8 of the Disclosure Schedule, and except as may be subject to lease agreements of the Company specifically identified in Schedule 6.10 of the Disclosure Schedule, the Company owns and has, and will have on the Closing Date, good and marketable title to all such property (and to all other tangible and intangible personal property and assets to be transferred to the Parent hereunder), and none of such property is, or at the Closing will be, subject to any Encumbrance other than: (i) as set forth in the Disclosure Schedule or the Financial Statements, or (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business. All of the items of the tangible personal property and assets included in the Disclosure Schedule are generally in good operating condition (ordinary wear and tear excepted) and are available for immediate use. The properties listed in the Disclosure Schedule include all such properties used and necessary to conduct in all material respects the business and operations of the Company as now conducted.

6.9 Real Property. Schedule 6.9 of the Disclosure Schedule contains a complete and accurate list of all real property owned and leased by the Company (collectively the “Real Estate Contracts”) and a list of the applicable leases.  The Real Estate Contracts listed in the Disclosure Schedule constitute valid and binding obligations of the Company and, to the best of the Seller’s knowledge, of all other persons purported to be parties thereto and are in full force and effect as of the date hereof and will on the Closing Date constitute valid and binding obligations of the Company and, to the best of the Seller’s knowledge, of all other persons purported to be parties thereto and shall be in full force and effect.  Except as set forth in the Disclosure Schedule, the Company is not in default under any of such Real Estate Contracts and has not received nor given written notice of any default thereunder from or to any of the other parties thereto and will not be in default thereunder at or prior to the Closing.

6.10 Contracts. Schedule 6.10 of the Disclosure Schedule lists all written and oral contracts having a remaining aggregate value in excess of $25,000 as of the date of this Agreement for which the Company shall continue to be liable as of the Closing Date (the “Contracts”).

6.11 Status of Contracts. Except as noted in Schedule 6.10 of the Disclosure Schedule, the Seller has delivered to the Parent true and complete copies of all written Contracts, including any and all amendments and other modifications to such Contracts. All Contracts are valid, binding and enforceable by the Company in accordance with their respective terms, except as limited by laws effecting creditors’ rights. The Company has complied in all material respects with all Contracts and is not in material default beyond any applicable grace periods under any of the Contracts, and, to the Seller’s knowledge, no other contracting party is, as of the date hereof, in default under any of the Contracts.

6.12 Environmental Matters. To the best of the Seller’s and the Company’s knowledge, the Company has not unlawfully disposed of any hazardous waste or hazardous substance in a manner which has caused, or is reasonably likely to cause, the Parent to incur a material liability under applicable law in connection therewith. To the best of the Seller’s knowledge, the Company has complied in all material respects with all federal, state and local environmental laws, rules and regulations applicable to their operations. To the best of the Seller’s knowledge, no hazardous waste has been disposed of by any other person on the real estate owned or leased by the Company.  As used herein, the term ‘hazardous waste’ shall mean as defined in the Resource Conservation and Recovery Act (RCRA) as amended and in the equivalent state statute under applicable law.

6.13 Copyrights, Trademarks and Similar Rights. Schedule 6.13 of the Disclosure Schedule lists, in all material respects, all copyrights, trademarks, trade names, licenses, patents, permits and other similar intangible property rights and interests applied for, issued to or owned by the Company or under which the Company is a licensee or franchisee and used exclusively or primarily in the conduct of the Business. Except as set forth in the Disclosure Schedule, all of such rights and interests are issued to or owned by the Company, or if licensed or franchised to the Company, to the best of the Seller’s knowledge, are valid and in good standing and uncontested. The Seller has delivered or made available to the Parent copies of all material documents, if any, establishing such rights, licenses or other authority. The Company has received no written notice and has no knowledge of any material infringements or materially unlawful use of such property. The properties listed in Schedule 6.13 of the Disclosure Schedule include all such properties necessary to conduct in all material respects the Business.

6.14 Personnel Information. Schedule 6.14 of the Disclosure Schedule contains a true and complete list of all persons currently employed by the Company, including a list of material compensation arrangements and employee benefit plans and a list of other terms of any and all material agreements effecting the employment of such persons. Except as set forth in the Disclosure Schedule, as of the date hereof, the Company has not received notification that any of the employees of the Company who are listed in the Disclosure Schedule presently plan to terminate their employment, whether by reason of the transactions contemplated hereby or otherwise.

6.15 Financial Statements. A copy of the audited consolidated and consolidating balance sheet of the Company as of the fiscal years ended 2001, 2000, and 1999 and the audited consolidated and consolidating statements of income and retained earnings and changes in financial position of the Company for the fiscal years ended 2001, 2000, and 1999, including the notes thereto (collectively the “Financial Statements”) are attached hereto as Schedule 6.15. The Financial Statements fairly present the consolidated financial position of the Company and its results of operations as of those dates in conformity with generally accepted accounting principles consistently applied for such period.

6.16 Liabilities. Except: (i) as set forth in the Disclosure Schedule or the Financial Statements, and (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since January 1, 2002, including, without limitation, or income, franchise, sales, use, property, excise, payroll and other taxes, the Company has, as of the date hereof and to the Seller’s knowledge, no material debts, obligations or liabilities of any kind or nature, either direct or indirect, absolute or contingent, matured or unmatured.

6.17 Title to Properties. Except as set forth on the Disclosure Schedule, the Company has good and marketable title to all of the assets and properties which it purports to own and which are reflected on the Financial Statements, free and clear of all Encumbrances, except: (i) for liens for current taxes not yet due and payable or for taxes the validity of which is being contested in good faith by appropriate proceedings; (ii) for Encumbrances which individually or in the aggregate do not materially and adversely affect the business, operations or financial condition of the Company; (iii) as otherwise set forth in the Financial Statements; and (iv) for lease agreements specifically identified in Schedule 6.10 to the Disclosure Schedule.

6.18 Litigation. Except as set forth in Schedule 6.18 of the Disclosure Schedule, as of the date hereof, the Company is not subject to any judgment, award, order, writ, injunction, arbitration decision or decree materially adversely affecting the conduct of any of their businesses, and, as of the date hereof, there is no litigation, arbitration, administration or other proceeding or, to the best of the Seller’s knowledge, investigation pending or, to the best of the Seller’s knowledge, threatened against the Company or the Seller in any federal, state or local court, or before any administrative agency or arbitrator, or before any other tribunal duly authorized to resolve disputes, which would reasonably be expected to have a material adverse effect upon the business, property, assets or condition (financial or otherwise) of the Company or which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken pursuant to or in connection with this Agreement.

6.19 Compliance With Laws. The Company has not received any notice prior to the date hereof asserting any material noncompliance by it in connection with its business or operation with any applicable statute, rule or regulation, whether federal, state or local. The Company is not in default with respect to any judgment, order, injunction or decree of any court, administrative agency or other governmental authority or any other tribunal duly authorized to resolve disputes in any respect material to the transactions contemplated hereby. The Company is in compliance with all material laws, regulations and governmental orders applicable to the conduct of its business and operations and the present use of the assets does not violate any of such laws, regulations or orders.

6.20 Insurance. All insurance policies with respect to the properties, assets, operations and business of the Company (the “Insurance Policies”) are in full force and effect. Except as set forth on Schedule 6.20 of the Disclosure Schedule, as of the date hereof there are no pending claims against the Insurance Policies by the Company as to which the insurers have denied liability and with respect to which there is a reasonable likelihood of a settlement or determination adverse to the Company. To the best of the Company’s and the Seller’s knowledge, the operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable Insurance Policies, nor are there any other parties having an interest under the Insurance Policies. Except as set forth in Schedule 7.23 of the Disclosure Schedule: (i) there exist no material claims under the Insurance Policies that have not been properly filed by the Company; (ii) no insurance company has refused to renew any material insurance policy of the Company during the past eighteen (18) months; and (iii) there have been no material rate or premium increases or written notice of prospective changes therein on general liability, property or directors and officers liability Insurance Policies during the past twelve (12) months. The Disclosure Schedule contains a list that includes all Insurance Policies.

6.21 Accuracy of Information. To the best of the Seller’s and the Company’s knowledge, no written statement made by the Seller or the Company herein and no information provided by the Seller or the Company herein or in the documents, instruments or other written communications made or delivered directly by the Seller or the Company to the Parent in connection with the negotiations covering the purchase and sale of the Company Shares contains any material untrue statement of a material fact or omits a material fact necessary to make the statements contained therein or herein not materially misleading. To the extent that a representation or other information is made to the Seller’s knowledge or is otherwise qualified by its terms, this representation shall not be interpreted to expand such limitations or qualifications.

ARTICLE 7

Covenants of the Parent

7.1 Closing. On the Closing Date, the Parent shall purchase the Company Shares from the Seller as provided in Articles 1 and 2 hereof and shall deliver or cause to be delivered the Merger Consideration as provided in Article 2 hereof.

7.2 Notification. The Parent shall notify the Seller of any litigation, arbitration or administrative proceeding pending or, to its knowledge, threatened against the Parent or its affiliates which challenges the transactions contemplated hereby.

7.3 No Inconsistent Action. The Parent shall not take any other action which is materially inconsistent with its obligations under this Agreement.

7.4 Current Assets. The Parent agrees that all cash and other current assets as of December 31, 2002 and all prepaid taxes (that are not current assets) in excess of the corresponding tax liabilities as of December 31, 2002 (collectively the “Current Assets”), shall be solely for the account of the Seller, and Seller shall be entitled to retain such Current Assets.

ARTICLE 8

Covenants of the Seller and the Company

8.1 Preclosing Covenants. The Seller and the Company covenant and agree with respect to the Company that prior to the Closing Date, except as expressly permitted by this Agreement or with the prior written consent of the Parent, they shall act in accordance with the following:

(a) The Company shall conduct its business and operations in the ordinary and prudent course of business consistent with past practices and with the intent of preserving the ongoing operations and assets of the Company.

(b) The Company shall use reasonable efforts to preserve its customers, suppliers and others having business relations with the Company and continue to conduct the financial operations of the Company, including their credit and collection policies, in the ordinary course of business with substantially the same effort, and to substantially the same extent and in the same manner, as in the prior conduct of the business of the Company.

(c) The Company shall not, other than in the ordinary course of business or in accordance with a preexisting plan, agreement or arrangement listed on Schedule 8.1 of the Disclosure Schedule: (i) sell or dispose of or commit to sell or dispose of any of the Company’s assets; (ii) grant or agree to grant any general increases in the rates of salaries or compensation payable to employees of the Company; (iii) grant or agree to grant any specific bonus or increase to any executive or management employee of any of the Company; (iv) provide for any new pension, retirement or other employment benefits for employees of the Company or any increases in any existing benefits, other than as required by law; or (v) voluntarily incur any liability not currently reflected on the Financial Statements.

(d) The Seller and the Company shall provide the Parent prompt written notice of any change in any of the information contained in the representations and warranties made in Article 5 and Article 6 hereof or any Exhibits or the Disclosure Schedule herein or attached hereto.

(e) Prior to the Closing Date, the Company will and the Seller will cause the Company to: (i) give the Parent and its authorized representatives reasonable access to all books, records, offices and other facilities and properties of the Company; (ii) permit the Parent to make such inspections thereof, during regular business hours, as the Parent may reasonably request; and (iii) cause their officers to furnish the Parent with such financial and operating data, including tax returns and supporting schedules, and other information with respect to the business and properties of the Company as the Parent may from time to time reasonably request. The Seller shall cause the Company’s officers and managerial employees, counsel and auditors to be available upon reasonable notice and during normal business hours for such questions of the Parent and its authorized representatives concerning the business and affairs of the Company as the Parent shall reasonably request.

(f) Without the prior written consent of the Parent, the Company shall not enter into or renew or modify in any material respect any agreements, commitments or contracts, including the Contracts listed on Schedule 6.10 of the Disclosure Schedule, except in the ordinary course of business consistent with the past practices of the Company.

(g) The Company shall not permit any of its insurance (or reinsurance) policies to be canceled or terminated or any of the coverage thereunder to lapse unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than coverage remaining under those canceled, terminated or lapsed are in full force and effect.

(h) The Company shall not, and the Seller shall not permit the Company to, amend any of their certificates of incorporation or by-laws.

8.2 Notification. The Seller and the Company shall notify the Parent of any material litigation, arbitration or administrative proceeding pending or, to their knowledge, threatened against the Seller or the Company which challenges the transactions contemplated hereby.

8.3 No Inconsistent Action. The Seller and the Company shall take no action which is materially inconsistent with their obligations under this Agreement.

8.4 Closing Covenant. On the Closing Date, the Seller shall sell and deliver the Company Shares to the Parent as provided in Articles 1 and 2 of this Agreement.

8.5 No Shopping. From and after the date hereof until the termination of the Agreement in accordance with its terms, neither the Seller or any representative or agent of the Seller, nor the Company, any officer, director, employee agent or representative of the Company, shall directly or indirectly solicit or knowingly encourage, including by way of furnishing information, the initiation of any inquiries or proposals regarding, or engage in any discussions or enter into any agreements regarding any merger, sale of shares of capital stock, sale of all or substantially all of the assets or similar business combination or transaction involving the Company.

ARTICLE 9

Joint Covenants

The Parent, the Seller and the Company covenant and agree that between the date hereof and the Closing Date, they shall act in accordance with the following:

9.1 Conditions; Closing. Except as otherwise provided in this Agreement, if any event should occur, either within or without the control of any party hereto, which would prevent fulfillment of the conditions set forth in Articles 10 and 11 hereof upon the obligations of any party hereto to consummate the transactions contemplated by this Agreement, the parties hereto shall use their reasonable best efforts to cure the event as expeditiously as possible.

9.2 Confidentiality. The Parent, the Seller and the Company shall each keep confidential all information obtained by it or them with respect to the other in connection with this Agreement and the negotiations preceding this Agreement, and will use such information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return promptly to the other, without retaining a copy thereof, any schedules, documents or other written information obtained from the other in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, no party shall be required to keep confidential or return any information which: (i) is known or available through other lawful sources, not bound by a confidentiality agreement with the disclosing party; (ii) is or becomes publicly known through no fault of the receiving party or its agents; (iii) is required to be disclosed pursuant to an order or request of a judicial or governmental authority or because of the rules and regulations of the Securities and Exchange Commission (the “SEC”) (provided the other parties are given reasonable prior notice and a reasonable opportunity to object or seek exemption from such order, request or regulations); or (iv) is developed by the receiving party independently of the disclosure by the disclosing party. The Company and the Seller hereby acknowledge that the Parent is presently a reporting person under the rules and regulations of the SEC and may be required, upon the execution of this Agreement, to disclose and file this Agreement (not including the Disclosure Schedule and the Exhibits hereto) with its regularly required SEC reports, provided, that the Parent shall afford the Seller reasonable time to comment on the text accompanying any such disclosure prior to such filing.

9.3 Cooperation. The Parent, the Seller and the Company shall cooperate fully with each other in taking any actions, including actions to obtain the required consent of any governmental instrumentality or any third party, necessary or helpful to accomplish the transactions contemplated by this Agreement; provided, however, that no party shall be required to take any action which would have a material adverse effect upon it or any affiliated entity.

9.4 Publicity. The Seller, the Company and the Parent agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by such party without the prior consent of the other parties (which consent shall not be unreasonably withheld): (i) except that a public announcement substantially in the form of Exhibit A hereto may be released promptly subsequent to the Closing Date, and (ii) except as such other releases or announcements may be required by law or the rules or regulations of any United States securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that the Seller may make internal announcements to the employees of the Companies regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the Parent.

ARTICLE 10

Conditions of Closing by the Parent

The obligations of the Parent hereunder are, at its option, subject to satisfaction, at or prior to the Closing Date, of each of the following conditions:

10.1 Adverse Proceedings. No order, decree or judgment of any court, agency or other governmental authority shall have been rendered against any party hereto which would render it unlawful, as of the Closing Date, to effect the transactions contemplated by this Agreement in accordance with its terms.

10.2 No Further Conditions. Other than as explicitly set forth above, there shall be no conditions whatsoever to the obligations of the Parent under this Agreement.

ARTICLE 11

Conditions of Closing by the Seller

The obligations of the Seller hereunder are, at his option, subject to satisfaction, at or prior to the Closing Date, of each of the following conditions:

11.1 Adverse Proceedings. No order, decree or judgment of any court, agency or other governmental authority shall have been rendered against any party hereto which would render it unlawful, as of the Closing Date, to effect the transactions contemplated by this Agreement in accordance with its terms.

11.2 Payment of Merger Consideration. The Parent shall have delivered or caused to be delivered the Merger Consideration in accordance with the terms of Article 2 hereof.

11.3 No Further Conditions. Other than as explicitly set forth above, there shall be no conditions whatsoever to the obligations of the Seller under this Agreement.

ARTICLE 12

Fees and Expenses

12.1 Expenses. Each party hereto shall be solely responsible for all costs and expense incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement.

ARTICLE 13

Commissions or Finder’s Fee

13.1 The Parent’s Representation and Agreement to Indemnify. The Parent represents and warrants to the Seller and the Company that neither it nor any person or entity acting on its behalf has agreed to pay a commission, finder’s fee or similar payment in connection with this Agreement or any matter related hereto to any person or entity.  The Parent further agrees to indemnify, defend and hold the Seller harmless from and against any and all claims, losses, liabilities and expenses (including reasonable attorney’s fees) arising out of a claim by any person or entity based on any such arrangement or agreement made or alleged to have been made by the Parent.

13.2 The Seller’s and Companies’ Representation and Agreement to Indemnify. The Seller and the Company, jointly and severally, represent and warrant to the Parent that neither they nor any person or entity acting on their behalf has agreed to pay a commission, finder’s fee or similar payment in connection with this Agreement or any matter related hereto to any person or entity. The Seller and the Company further agree to jointly and severally indemnify, defend and hold the Parent harmless from and against any and all claims, losses, liabilities and expenses (including reasonable attorney’s fees) arising out of a claim by any person or entity based on any such arrangement or agreement made or alleged to have been made by the Seller or the Company.

ARTICLE 14

Documents To Be Released at Closing

14.1 The Seller’s Documents. At the Closing, immediately after the wire transfers to be made at the Closing have cleared, the Seller’s counsel shall provide the following to the Parent:

(a) Certified resolutions of the Boards of Directors of the Company approving the execution and delivery of this Agreement and each of the other documents and authorizing the consummation of the transactions contemplated hereby and thereby;

(b) Articles of Incorporation of the Company certified by the Secretary of State of the state of incorporation of the Company;

(c) Certificates evidencing the Company Shares;

(d) Governmental certificates showing that the Company is duly incorporated and in good standing under the laws of the state of incorporation and that it is qualified as foreign corporations in all  states in which it conducts business, dated not more than five (5) calendar days before the date hereof;

(e) All stock books and records, minute books and all files and records pertaining to the business and operations of the Company; and

(f) The Employment Agreement by and between the Seller and the Acquisition Sub.

14.2 The Parent’s Documents. At the Closing, the Parent’s counsel shall provide the following to the Seller:

(a) The Merger Consideration in accordance with Section 2.2 hereof;

(b) Certified resolutions of the Board of Directors of the Parent approving the execution and delivery of this Agreement and each of the other documents and agreements referred to herein and authorizing the consummation of the transactions contemplated hereby and thereby; and

(c) The Employment Agreement by and between the Acquisition Sub and the Seller.

ARTICLE 15

Indemnification

15.1 The Seller’s Indemnities.

(a) Subject to the limitations set forth in this Article 15, the Seller hereby indemnifies, defends and holds the Parent harmless with respect to any and all demands, claims, actions, suits, proceedings, assessments, judgments, costs, losses, damages, liabilities and expenses, including, without limitation, reasonable attorneys’ fees (collectively, “Losses”), other than with respect to Taxes (as defined below) asserted against, resulting from, imposed upon or incurred by the Parent directly or indirectly relating to or arising out of the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, contained herein or in any instrument or certificate delivered pursuant hereto.

(b) The Seller hereby indemnifies, defends and holds the Parent harmless with respect to any and all Losses asserted against, resulting from, imposed upon or incurred by the Parent directly or indirectly relating to or arising out of Taxes payable by the Company with respect to any preclosing tax period (“Preclosing Taxes”). The term “Tax”

or “Taxes” shall mean all federal, state, local, foreign and other governmental taxes, assessments, duties, fees, levies or similar charges of any kind  (including, without limitation, all interest, penalties and additions imposed with respect to such amounts), including, without limitation, all sales, payroll, employment and other withholding taxes, and including, without limitation, all obligations under any tax sharing agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement or practice and any liability for taxes imposed by reason of transferee liability or status as the successor to another entity or member of a consolidated, combined or unitary group including other entities. The term “Preclosing Tax Period” shall mean all taxable periods ending on or before the Closing Date and the portion ending on the Closing Date of any taxable period that includes (but does not end on) such day.

15.2 The Parent’s Indemnities.

(a) The Parent hereby indemnifies, defends and holds the Seller harmless with respect to any and all Losses, other than with respect to Taxes asserted against, resulting from, imposed upon or incurred by the Seller directly or indirectly relating to or arising out of the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, contained herein or in any instrument or certificate delivered pursuant hereto.

(b) The Parent hereby indemnifies, defends and holds the Seller harmless with respect to any and all Losses asserted against, resulting from, imposed upon or incurred by the Seller directly or indirectly relating to or arising out of Taxes payable by the Company with respect to any Postclosing Tax Period (“Postclosing Taxes”) except to the extent that such Losses or Taxes relate to the activities of the Company prior to the Closing. The term “Postclosing Tax Period” shall mean all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any taxable period that includes (but does not begin on) such day.

15.3 Rights. After the Closing Date, the indemnification provided in Sections 15.1 and 15.2 and any other indemnification expressly provided in this Agreement and in the terms of any other agreements or documents delivered pursuant to this Agreement will be the sole and exclusive remedy of the parties hereto with respect to any and all Losses incurred directly or indirectly because of or resulting from or arising out of or relating to this Agreement, the transactions contemplated hereby, the Company or its respective assets, liabilities and businesses (other than claims of, or causes of action arising from, fraud).

15.4 Survival of Representations and Warranties. The representations and warranties contained herein, other than those contained in Sections 5.2 and 6.3, shall survive the Closing for a period of twelve (12) months following the Closing Date, and upon the expiration of such period shall lapse and be of no further effect. The representations and warranties contained in Sections 5.2 and 6.3 shall survive the Closing indefinitely.

ARTICLE 16

Termination Rights

16.1 Termination. This Agreement may be terminated by either the Parent or the Seller, if the party seeking to terminate is not in material default or breach of this Agreement, upon written notice to the other upon the occurrence of any of the following: (i) by mutual written consent of the Parent and the Seller; (ii) by the Parent if any of the conditions set forth in Article 10 shall have become incapable of fulfillment, and shall not have been waived by the Parent; (iii) by the Seller if any of the conditions set forth in Article 11 shall have become incapable of fulfillment, and shall not have been waived by the Seller; or (iv) by either the Parent or the Seller, if the Closing does not occur on or prior to January 10, 2003.

16.2 Liability. The termination of this Agreement under Section 16.1 shall not relieve any party of any liability for breach of this Agreement prior to the date of termination.

16.3 Effect of Termination. If this Agreement is terminated as described in Section 16.1, this Agreement shall become void and of no further force or effect, except for the provisions of Sections 9.2, 9.4, 12.1, 13.1, 13.2, and this Section 16.3.

ARTICLE 17

Other Provisions

17.1 Risk of Loss. The risk of loss or damage to the Company or its business or any of its assets prior to the Closing Date shall be upon the Seller. The Company shall repair, replace and restore any such damaged or lost asset to their prior condition, as soon as possible and in no event later than the Closing Date. If the Company fails to restore or replace any such asset having a value exceeding $5,000, the Company shall assign or cause to be assigned to the Parent at Closing his rights under any insurance policy or pay over to the Parent all proceeds of insurance covering such asset’s damage, destruction or loss.

17.2 Specific Performance. In the event of a material breach by one of the parties hereto of their respective representations and obligations hereunder, not cured within sixty (60) calendar days after written notice to that effect from another party, such other party shall have the right to bring an action to enforce the terms of this Agreement by decree of specific performance without being required to prove actual damages, post bond or furnish other security, it being agreed that the property to be transferred hereunder is unique and not readily available in the open market, and each party hereto further agrees to waive any and all defenses against any such action for specific performance based on the grounds that there is an adequate remedy for money damages available.

17.3 Further Assurances. After the Closing, the Seller shall from time to time, at the request of and without further cost or expense to the Parent, execute and deliver such other instruments of conveyance and transfer and take such other actions as may reasonably be requested in order to more effectively consummate the transactions contemplated hereby to vest in the Parent good and marketable title to the Company Shares being transferred hereunder, and the Parent shall from time to time, at the request of and without further cost or expense to the Seller, execute and deliver such other instruments and take such other actions as may reasonably be requested in order to more effectively relieve the Seller of the obligations being assumed by the Parent in connection herewith.

17.4 Benefit and Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may voluntarily or involuntarily assign its interest under this Agreement without the prior written consent of the other party; provided that, prior to the Closing Date, the Parent shall assign its rights and benefits (but not its obligations) hereunder to the Acquisition Sub.

17.5 Entire Agreement. This Agreement, the Disclosure Schedule and the Exhibits hereto embody the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein. In the event of a conflict between the terms of this Agreement and any other agreement executed in connection herewith, the terms of this Agreement shall prevail. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of any waiver, amendment, change, extension or discharge is sought.

17.6 Headings. The headings set forth in this Agreement are for convenience only and will not control or affect the meaning or construction of the provisions of this Agreement.

17.7 Governing Law. The construction and performance of this Agreement shall be governed by the laws of the State of Minnesota without giving effect to the choice of law provisions thereof.

17.8 Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered and received on the date of personal delivery or on the date of receipt, if mailed by registered or certified mail, postage prepaid and return receipt requested, or on the date of a stamped receipt, if sent by an overnight delivery service, or on the date of written confirmation of delivery by facsimile or facsimile transmission, and shall be addressed to the address as the party in interest may request.

17.9 Arbitration. Any dispute between the Parent and the Seller over any of the terms or conditions of this Agreement shall be submitted to the American Arbitration Association in the City of Minneapolis, State of Minnesota for arbitration under its then prevailing rules, the arbitrator(s) to be selected as follows: Each of the parties hereto shall by written notice to the other have the right to appoint one arbitrator. If within thirty (30) days following the giving of such notice by one party, the other shall not, by written notice, appoint another arbitrator, the first arbitrator shall be the sole arbitrator. If two arbitrators are so appointed, they shall appoint a third arbitrator. If thirty (30) days elapse after the appointment of the second arbitrator and the two arbitrators are unable to agree upon the third arbitrator, then either party may, in writing, request the American Arbitration Association to appoint the third arbitrator. The award made in the arbitration shall be binding and conclusive on the parties and judgment may be, but need not be, entered in any court having jurisdiction. Such award shall include the fixing of the costs, expenses and reasonable attorney’s fees of arbitration, which shall be borne by the unsuccessful party.

17.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY:	MARQUEST FINANCIAL, INC.

	By:	/s/ Edward M. Graca
Its: President

SELLER:

/s/ Edward M. Graca
Edward M. Graca

ACQUISITION SUB:	MARQUEST FINANCIAL ACQUISITION CORPORATION

	By:	/s/ Timothy R. Duoos
Its: Chairman

PARENT:	VIRTUALFUND.COM, INC.

	By:	/s/ Timothy R. Duoos
Its: Chairman